FY2007 Third Quarter Consolidated Financial Results
                  (October 1, 2006 through December 31, 2006)

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America) English translation from the original Japanese-language document


                                                                                               February 6, 2007

Company name                                    : Toyota Motor Corporation
Stock exchanges on which the shares are listed  : Tokyo, Nagoya, Osaka, Fukuoka and Sapporo
                                                  Stock Exchanges in Japan
Code number                                     : 7203
Location of the head office                     : Aichi Prefecture
URL                                             : http://www.toyota.co.jp
Representative                                  : Katsuaki Watanabe, President
Contact person                                  : Takuo Sasaki, General Manager, Accounting Division
                                                  Tel. (0565) 28-2121
Whether  or not to be  prepared  in  accordance : Yes
with accounting  principles  generally accepted
in the United States of America
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

1. Consolidated results for FY2007 third quarter (October 1, 2006 through December 31, 2006)

(1) Consolidated financial results                             (Amounts are rounded to the nearest million yen)
----------------------------------------------------------------------------------------------------------------
                                                                                   Income before income taxes,
                                                                                  minority interest and equity
                                                                                    in earnings of affiliated
                               Net revenues                Operating income                 companies
----------------------------------------------------------------------------------------------------------------

                         Million yen              %    Million yen             %     Million yen             %
FY2007 third quarter       6,146,584         [15.2]        574,789        [19.2]         615,942        [-3.8]
FY2006 third quarter       5,333,387         [14.8]        482,211        [14.0]         639,974        [43.1]
----------------------------------------------------------------------------------------------------------------
FY2006                    21,036,909                     1,878,342                     2,087,360
----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
                                Net income               Net income per share         Net income per share
                                                               - Basic                      - Diluted
----------------------------------------------------------------------------------------------------------------

                         Million yen              %                          Yen                           Yen
FY2007 third quarter         426,771          [7.3]                       133.21                        133.13
FY2006 third quarter         397,574         [34.1]                       122.22                        122.17
----------------------------------------------------------------------------------------------------------------
FY2006                     1,372,180                                      421.76                        421.62
----------------------------------------------------------------------------------------------------------------

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Note: Regarding net revenues, operating income, income before income taxes, minority interest and equity in earnings of affiliated companies and net income, the figures in parentheses show percentage of changes from the corresponding period of the preceding year.

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

(2) Consolidated financial position
----------------------------------------------------------------------------------------------------------------
                           Total assets       Shareholders' equity        Ratio of        Shareholders' equity
                                                                    shareholders' equity        per share
----------------------------------------------------------------------------------------------------------------

                                Million yen            Million yen                     %                   Yen
FY2007 third quarter             31,016,861             11,270,726                  36.3              3,524.83
FY2006                           28,731,595             10,560,449                  36.8              3,257.63
----------------------------------------------------------------------------------------------------------------


2. Forecast of consolidated results for FY2007 (April 1, 2006 through March 31, 2007)

----------------------------------------------------------------------------------------------------------------
                           Net revenues         Operating income    Income before income       Net income
                                                                       taxes, minority
                                                                     interest and equity
                                                                       in earnings of
                                                                    affiliated companies
----------------------------------------------------------------------------------------------------------------

                                Million yen            Million yen           Million yen           Million yen
FY2007                           23,200,000              2,200,000             2,300,000             1,550,000
----------------------------------------------------------------------------------------------------------------
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Figures in the above forecast of consolidated results have not changed from those disclosed on November 7, 2006.
Reference: Forecast of net income per share - Basic (FY2007): 484.75 Yen

Cautionary Statement with Respect to Forward-Looking Statements


This report contains forward-looking  statements that reflect Toyota's plans and expectations.  These  forward-looking  statements  are not  guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results,  performance,  achievements or financial position  to be  materially  different  from any  future  results,  performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting,  and the competitive environment in, the automotive markets in
Japan,  North America,  Europe and other markets in which Toyota operates;  (ii)
fluctuations in currency exchange rates,  particularly with respect to the value of the Japanese yen, the U.S.  dollar,  the Euro, the Australian  dollar and the
British pound; (iii) Toyota's ability to realize production  efficiencies and to implement  capital  expenditures  at the levels and times planned by management;
(iv) changes in the laws,  regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive  operations,  particularly laws,  regulations  and policies  relating to trade,  environmental  protection, vehicle  emissions,  vehicle fuel economy and vehicle safety, as well as changes in  laws,  regulations  and  government  policies  that  affect  Toyota's  other
operations,   including  the  outcome  of  future  litigation  and  other  legal proceedings;  (v) political instability in the markets in which Toyota operates;
(vi) Toyota's  ability to timely  develop and achieve  market  acceptance of new products;  and (vii) fuel shortages or interruptions in transportation  systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment  of labor in the major  markets  where  Toyota  purchases  materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States
Securities and Exchange Commission.